Document Control
No Act
P.E. 7-23-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

July 28, 2003

Act	1934
Section	14
Rule	14e-5 & 14d-10
Public Availability	yes

03030317

Herman H. Raspe
Patterson, Belknap, Webb & Tyler
1133 Avenue of the Americas
New York, New York 10036-6710

Re: Tender Offer by (Rizzoli Corriere della Sera Medical Group S.p.A.) for Fila Holding S.p.A..
File No. TP 03-90

Dear Mr. Raspe:

In regard to your letter dated July 23, 2003, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10 is to permit *RCS MediaGroup S.p.A.* (the Prospective Purchaser) to make the Italian Offer available only to the Italian Shareholders. All persons, including U.S. holders, are eligible to participate in the U.S. offer for shares and ADSs of Fila Holding Corporation. The exemption from Rule 14e-5 is to permit the Prospective Purchaser to purchase or arrange to purchase a total of 45 shares from the Italian Shareholders pursuant to the Italian offer during the U.S. offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers.

The foregoing exemptions from Rules 14d-10 and 14e-5 are based solely on your representations and the facts presented and are strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Rules 14d-10 and 14e-5 under the Exchange Act

Patterson, Belknap, Webb & Tyler LLP

1133 Avenue of the Americas
New York, NY 10036-6710
(212) 336-2000
Fax (212) 336-2222

Christopher C. Angell
Douglas E. Barzelay
Susan F. Bloom
Henry P. Bubel
Laura E. Butzel
William F. Cavanaugh, Jr.
Lisa E. Cleary
Edward F. Cox
John Delli Venneri
Gregory L. Diskant
David W. Dykhouse
Philip R. Forlenza
Eugene M. Gelernter
Alan Gettner
David M. Glaser
Antonia M. Grumbach
Erik Haas
Dana W. Hiscock
Scott Horton
Scott B. Howard
Karen C. Hunter
Kenneth J. King
Rochelle Korman
Robin Krause
Jeffrey E. LaGueux
Kim J. Landsman
Robert W. Lehrburger
Jeffrey I.D. Lewis
Robert P. LoBue
Ellen M. Martin
Maureen W. McCarthy
Thomas C. Morrison
Bernard F. O'Hare
Gloria C. Phares
Thomas W. Pippert
Herman H. Raspé
Peter J. Schaeffer
Andrew D. Schau
John E. Schmeltzer, III
John P. Schmitt
Arthur D. Sederbaum
Karl E. Seib, Jr.
Saul B. Shapiro
Michael J. Timmons
Peter W. Tomlinson
Richard R. Upton
Frederick B. Warder III
William W. Weisner
John D. Winter
Stephen P. Younger
Steven A. Zalesin

Of Counsel

Harold R. Tyler

David F. Dobbins
Robert H. M. Ferguson
George S. Frazza
Robert M. Pennoyer
Stephen W. Schwarz
Robert B. Shea
Ira T. Wender, P.C.

Direct Phone
(212) 336-2301

Direct Fax
(212) 336-2346

Email Address
hhraspe@pbwt.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 08 2003
DIVISION OF MARKET REGULATION

July 23, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance
Attn: Pamela Carmody, Esq.

Assistant Director, Office of Risk Management and Control
Division of Market Regulation
Attn: James A. Brigagliano, Esq.

Tender Offers for Shares and ADSs of Fila Holding S.p.A. by Rizzoli Corriere della Sera MediaGroup S.p.A (formerly "Holding di Partecipazioni Industriali S.p.A.")

Dear Ms. Carmody and Mr. Brigagliano:

We are writing on behalf of our client Rizzoli Corriere della Sera MediaGroup S.p.A., or in short "RCS MediaGroup S.p.A.", an Italian corporation previously known as Holding di Partecipazioni Industriali S.p.A. ("RCS"), which is seeking to acquire all of the outstanding ordinary shares (the "Shares") that it does not currently own of Fila Holding S.p.A., an Italian corporation ("Fila"), including Shares represented by American Depositary Shares (the "ADSs"), each ADS representing one Share. RCS currently beneficially owns 87,912,536 Shares of Fila representing approximately 91.09% of the outstanding Shares of Fila (including Shares represented by ADSs).

RCS intends to make the offers described below using a dual offer structure. RCS will make concurrent offers for the outstanding Shares (including Shares represented by ADSs) not currently held by it in both the United States and Italy. The United States offer (the "U.S. Offer") will be open to all holders and beneficial owners of ADSs upon the terms described herein. Except for the exemptive relief requested herein, the U.S. Offer will be conducted pursuant to, and in compliance with, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. In Italy, RCS intends to offer to purchase (the "Italian Offer" and, together with the U.S. Offer, the "Offers") from six individuals who reside in Italy and one Italian company (the "Italian Shareholders") a total of 45 Shares in a "private" transaction exempt from the Italian laws applicable to "public" tender offers. The Italian Offer will be made only to the Italian Shareholders, and will be made on terms substantially identical to the economic terms of the U.S. Offer. Holders who tender their ADSs in the U.S. Offer will receive U.S. $1.12 per ADS duly tendered prior to the expiration of the U.S. Offer. Italian Shareholders who tender their Shares in the Italian Offer will receive U.S. $1.12 per share tendered prior to the expiration date of the Italian Offer which may be payable at the election of the Italian Shareholders in Euros.

Fila is subject to the information requirements of the Exchange Act applicable to "foreign private issuers," having a class of securities registered under Section 12(b) of the Exchange Act, and in accordance therewith files annual reports under cover of Form 20-F with the U.S. Securities and Exchange Commission (the "Commission") and submits certain other periodic reports under cover of Form 6-K. Fila's Shares are registered under the Exchange Act and traded in the form of ADSs on The New York Stock Exchange ("NYSE") under the symbol "FLH." On July 22, 2003, the last reported sale price of ADSs reported on the NYSE was $1.08 per ADS. Fila's Shares are not listed on any exchange other than the NYSE. No trading market exists for the Shares in Italy.

According to information provided by Fila, as of March 1, 2003 and to date, Fila has 96,511,312 issued and outstanding Shares, including 8,598,731 Shares represented by ADSs and 45 Shares held by the Italian Shareholders. As mentioned above, 91.09% or 87,912,536 of the outstanding Shares of Fila are held by RCS. Of the remaining 8,598,776 Shares (8.910%) (including 8,598,731 Shares represented by ADSs), 8,598,731 (8.909% of the outstanding Shares) are held by ADS holders and 45 (0.000044% of the outstanding Shares) are held by the Italian Shareholders. Based on these numbers and on information made available to RCS and excluding the Shares held by RCS, approximately 92.4% of Fila's Shares, all in the form of Shares represented by ADSs, were held by U.S. Residents on or about May 14, 2003.[1]

We are requesting herein exemptive relief from the provisions of Rule 14d-10(a)(1) of the Exchange Act to permit the dual offer structure described in this letter and exemptive relief from the provisions of Rule 14e-5 of the Exchange Act to permit RCS to make private purchases of Shares from the Italian Shareholders pursuant to the Italian Offer during the

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[1] In calculating these numbers RCS reviewed the list of registered owners of ADSs provided to it by The Bank of New York, the Depositary for the ADSs, and the list of non-objecting beneficial owners of ADSs compiled by The Bank of New York on or about May 14, 2003 at the request of RCS.

pendency of the U.S. Offer. Other than with respect to Rules 14d-10(a)(1) and 14e-5, RCS intends to conduct the U.S. Offer pursuant to, and in compliance with, the Exchange Act and the rules promulgated thereunder.

Background Information

Fila was, until recently, the parent company of a group which is a designer and marketer of athletic and casual footwear and apparel, for men, women and children. Additional products (such as underwear, sunglasses and watches) were designed, manufactured and distributed by independent licensees or joint ventures. Fila sold, on June 10, 2003, all of its operating businesses to Sport Brands International LLC, an affiliate of Cerberus, a U.S.-based private investment fund manager (the "Sale").

RCS is a holding company which through its subsidiaries is primarily concentrated in the publishing, communications and multimedia industries.

Italian Law and the Italian Offer Procedure

We have been advised by RCS' Italian legal counsel, Giliberti Pappalettera Triscornia, that the Italian Offer will be exempt from the Italian rules applicable to Italian "public" tender offers if RCS proceeds on the terms outlined below with a "private" repurchase of the 45 Shares owned by the Italian Shareholders and the Italian Shareholders are excluded from the U.S. Offer.

RCS intends to proceed with the dual offer structure so that the purchase of Shares from the Italian Shareholders will not require RCS to comply with the rules applicable to Italian "public" tender offers at substantial expense to RCS in terms of time, money and administrative burden. There are only seven Italian Shareholders holding 45 Shares with a market value of approximately U.S. $49.00 (based on ADS closing price on the NYSE on July 22, 2003) and therefore it would be impractical and inefficient to include the Italian Shareholders in the U.S. Offer and trigger compliance with the rules applicable to Italian "public" tender offers, when the Italian Offer would be exempt from such rules.

The Proposed Transaction Structure

The Italian Offer and the U.S. Offer will have substantially identical economic terms and will be conducted as follows:

1. On March 7, 2003, RCS issued in the U.S. and Italy press releases announcing its intent to offer to purchase all Fila Shares and ADSs not currently owned by RCS after the closing of the Sale and in any event within six months of the date of the press releases. Concurrently with the issuance of the press releases RCS filed a pre-commencement Schedule TO with the Commission together with an amendment to its Schedule 13D. On June 12, 2003, RCS filed

another pre-commencement Schedule TO in connection with RCS' press release announcing the closing of the Sale.

2. The U.S. Offer documents will be distributed to all holders and beneficial owners of ADSs in the United States and will disclose the concurrent Italian Offer and the terms and conditions of the Italian Offer. The Italian Offer documents will be distributed exclusively to the Italian Shareholders (all of which are located in Italy) and will disclose the concurrent U.S. Offer. RCS will not make publications of the Offer in Italian newspapers, except to the extent that RCS is obligated under Italian law to issue press releases disclosing, *inter alia*, the commencement and conclusion of the Italian and U.S. Offers. RCS expects to prepare and distribute to the Italian Shareholders information in Italian that RCS deems material to the Italian Shareholders and that, in any case, is also contained in the U.S. Offer documents.

3. The U.S. Offer and the Italian Offer will be conducted simultaneously and will initially remain open for a period of at least 20 business days from the date the U.S. Offer is first published or sent to security holders. Any extension to the offer period for either Offer will be applied to both Offers.

4. Payment for Shares and ADSs will be made concurrently. The price to be offered per ADS in the U.S. Offer will be U.S. $1.12 and the price to be offered per Share in the Italian Offer will be U.S. $1.12, which may be payable at the election of the Italian Shareholders in an equivalent amount in Euros. In the event the price offered in either the U.S. Offer or the Italian Offer is increased, a corresponding increase will be made to the price offered in the other Offer.

5. Tender of ADSs made pursuant to the U.S. Offer may be withdrawn by owners of ADSs at any time prior to the expiration date of the U.S. Offer. Further tenders of ADSs may be withdrawn after the expiration of 60 calendar days from the commencement of the U.S. Offer if the tender has not yet been accepted by RCS at such time. No withdrawal rights will be available in the Italian Offer.

6. The U.S. Offer documents will prominently disclose (i) RCS intent to make purchases in the Italian Offer and (ii) the manner in which any information about such purchases will be disclosed.

7. The Italian Offer and purchases in the Italian Offer will be conducted as "private offers" exempt from the Italian rules applicable to Italian "public" tender offers. The U.S. Offer will be conducted in accordance with the requirements of the Exchange Act and the Rules promulgated thereunder except as specifically contemplated in this letter.

8. Assuming the successful completion of the Offers, and subject to applicable laws and the rules of the NYSE, RCS intends (a) to cause Fila to delist the ADSs from the NYSE and (b) to cause Fila to file a Form 15 with the Commission terminating Fila's registration under the Exchange Act and its obligation to comply with the periodic reporting requirements under the Exchange Act. In addition, RCS currently intends to retain all of its Shares and ADSs, including those tendered pursuant to the Offers. However, RCS reserves the right to make any changes it deems necessary or appropriate in light of its review or in light of future developments.

Discussion

Rule 14d-10 Issues

Rule 14d-10(a)(1) promulgated by the Commission under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders and beneficial owners of ADSs upon the terms described herein. The Italian Offer will be open only to the Italian Shareholders. Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Offers.

The Commission has adopted certain exemptive rules for cross-border tender and exchange offers, business combinations and rights offerings relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054; International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Cross-Border Release also states that the Commission expects the exemptions provided therein to reduce the costs and burdens of extending these types of offers to U.S. security holders. As described above, there are only seven Italian Shareholders, owning 45 Shares with a market value of approximately U.S. $49.00. The inclusion of these seven Italian Shareholders in the U.S. Offer (as a literal reading of 14d-10(a)(1) would mandate) may require that RCS comply with the Italian rules applicable to Italian "public" tender offers at substantial expense to RCS in terms of time, money and administrative burden. We believe it would be impractical and inefficient to comply with the Italian rules applicable to Italian "public" tender offers when an applicable exemption to such rules exists under Italian law. We believe that the dual offer structure proposed herein provides a practical and cost-efficient method for making the Offers which is consistent with the intent of the Exchange Act and the Cross-Border Release and ensures that the U.S. security holders of Fila will be allowed to participate in an offer from RCS without imposing substantial economic and administrative burdens on RCS.

Rule 14d-1(d)(2)(ii) of the Exchange Act (the "Tier II Exemption") provides relief for dual offers where the U.S. Offer is made to all U.S. Residents and the foreign offer is made to all non-U.S. Residents. One of the requirements to qualify for a Tier II Exemption is that U.S. Residents do not hold more than 40% of the class of securities sought in the tender offer, as measured on the 30th day preceding the commencement of the tender offer. As noted above, excluding the Shares held by RCS and based on the registered owner list and list of non-objecting beneficial owners, approximately 92.4% of Fila's Shares were held by U.S. Residents on or about May 14, 2003. As a result, we do not believe that the Offers qualify for a Tier II Exemption.

In view of the fact that (i) the Offers will have substantially identical terms and will be conducted upon the terms described above, (ii) the Italian Offer is being made to only to the seven Italian Shareholders and (iii) the number of Shares and market value of the Shares being purchased from the Italian Shareholders are *de minimis*, RCS respectfully requests that the Offers be exempted from strict compliance with Rule 14d-10(a)(1) of the Exchange Act. We believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release and the Exchange Act.

We believe the exemptive relief required from Rule 14d-10 with respect to the Italian Offer is, in large measure, consistent with exemptive relief granted in connection with other similarly structured dual tender offers. See Koninklijke Ahold N.V. Tender Offer for Shares and ADSs of Santa Isabel S.A. (available September 10, 2002) (the "Ahold Letter"); Saipem SpA Offer for Shares and ADSs of Bouygues Offshore S.A. (available July 29, 2002) (the "Saipem Letter"); IVAX Corporation's Tender Offer for Shares and ADSs of Laboratorio Chile S.A. (available June 5, 2001) (the "IVAX Letter"); AES Corporation's Offer for Shares and Exchange Offer for ADSs of Gener S.A. (available November 6, 2000) (the "AES Letter"); and ENDESA S.A. Tender Offer for Shares and ADSs of Empresa Nacional de Electricidad S.A. (Endesa Chile) (available April 28, 1999) and ENDESA, S.A. Tender Offer for Shares and ADSs of Enersis, S.A. (February 3, 1999) (together, the "Endesa Letters"). In these letters, the bidder was granted exemptive relief from the application of Rule 14d-10 in the context of dual offers. The offers in the Ahold Letter and the IVAX Letter consisted of all cash offers to purchase shares and ADSs in which the offer in the United States was for shares and ADSs (open to U.S. Residents only) and the offer in Chile was open to all shareholders (including U.S. Residents) via a system of firm offers. The offers in the Saipem Letter consisted of (i) an all cash offer to purchase shares (other than shares held by residents of the United States) and (ii) an all cash offer to purchase shares held by United States residents and all ADSs regardless of the residency of the holder. The offer in the AES Letter consisted of an offer to exchange ADSs in the United States and a concurrent offer to purchase shares for cash only in Chile via a Chilean auction process. The offers in the Endesa Letters consisted of (a) an all cash offer in the United States to purchase all shares (other than shares held by Chilean persons) and all ADSs (whether or not held by Chilean persons) and (b) an all cash offer to purchase shares held by Chilean persons via a Chilean auction process.

We also reference the following letters, in which, among others, the Commission's Staff recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14d-10 so that the non-U.S. offers could be conducted without compliance with Section 14(d) of the Exchange Act and the rules thereunder: Exchange Offer by Banco Bilbao Vizcaya

Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances (available April 19, 2001); Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and ADSs of Banco Ganadero, S.A. (available March 9, 2001); Primor Alimentos C.A. Tender Offer for Shares and ADSs of Mavesa S.A. (available February 20, 2001); Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata (available June 20, 2000); and Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A.A. and Telefonica de Argentina S.A. (available June 5, 2000).

In addition, we note that paragraph (e) of Rule 14d-10 specifically grants the Commission the authority to grant an exemption from the provisions of Rule 14d-10, either unconditionally or on specified terms and conditions, to any tender offer.

Rule 14e-5 Issues

Rule 14e-5 (formerly Rule 10b-13), among other things, prohibits a person making a cash tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), otherwise than pursuant to such offer, from the time the offer is publicly announced until its expiration. We note that, read literally, Rule 14e-5 would prohibit purchases of Shares pursuant to the Italian Offer after the announcement of the U.S. Offer.

In the Cross-Border Release, the Commission has eliminated, subject to compliance with certain conditions, the provisions of Rule 14e-5 for cross-border tender offers in which United States shareholders represent less than 10% of the outstanding shares of an issuer. The exemption from Rule 14e-5 requires that (i) the offering document furnished to U.S. security holders prominently disclose the possibility of any purchases, or arrangements to purchase, or the intent to make such purchases, (ii) the offering documents disclose the manner in which any information about any such purchases or arrangements to purchase will be disclosed, (iii) the offer discloses information in the U.S. about any such purchases or arrangements to purchase in a manner comparable to the disclosure made in the home jurisdiction and (iv) the purchases comply with the tender offer laws of the home jurisdiction. Although RCS is not eligible for and is therefore not requesting relief under this exemption, we note that RCS intends to comply with the disclosure requirements described above and the Italian rules applicable to "private" offers exempt from the Italian "public" tender offer rules.

Although there is, in our view, a reasonable argument against the existence of the necessary jurisdictional procedure for the application of the Exchange Act if RCS were to make purchases of Shares in the Italian Offer outside the U.S., we nonetheless apply, on behalf of RCS, for exemptive relief for the Italian Offer from Rule 14e-5.

We believe the exemptive relief required from Rule 14e-5 with respect to the Italian Offer is, in large measure, contemplated by, or consistent with, the exemptive relief granted in connection with other, similarly structured, dual tender offers. See the AES Letter;

the Endesa Letters; the IVAX Letter; the Saipem Letter and the Ahold Letter, as discussed above. In these letters, the bidder was granted exemptive relief from the application of Rule 14e-5 in the context of dual offers in the United States and other countries for shares and ADSs.

We also reference the following letters, in which, among others, the Commission's Staff recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 so that the non-U.S. offers could be made during the pendency of the U.S. Offer: Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Frances (available April 19, 2001); Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and ADSs of Banco Ganadero, S.A. (available March 9, 2001); Exchange Offer by Banco Santander Central Hispano, S.A. for Class B Shares and ADSs of Banco Rio de la Plata, S.A. (available June 20, 2000); and Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefonica del Peru, S.A.A. and Telefonica de Argentina S.A. (available June 5, 2000).

We note that paragraph (d) of Rule 14e-5 expressly gives the Commission authority to grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any tender offer.

Because the proposed dual offer structure involves purchases pursuant to a foreign offer, has been structured to provide, to the extent possible under applicable law, substantially identical economic terms to both holders of ADSs and the Italian Shareholders and will be subject to the limitations and disclosures specified above, it does not present the same risks as would open market purchases, and the policies forming the basis for Rule 14e-5 will not be violated by the exemption being requested.

<u>Relief Requested</u>

Rule 14d-10(a)(1) Relief

RCS hereby respectfully requests exemptive relief from Rule 14d-10(a)(1) under the Exchange Act with respect to the Italian Offer and the U.S. Offer in order that the dual offer structure as described in this letter may proceed as contemplated in the manner described in this letter.

14e-5 Relief

In addition, RCS hereby respectfully requests exemptive relief from Rule 14e-5 under the Exchange Act to allow RCS to purchase Shares pursuant to the Italian Offer in the manner described in this letter.

If you wish further information or to discuss these matters further, please call Herman Raspé at (212) 336-2301 or Karen McCarthy at (212) 336-2529.

Very truly yours,

cc: Giorgio Cogliati, Esq. (RCS)
Carlo Pappalettera, Esq. (Giliberti Pappalettera Triscornia)